FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 — _________________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2004	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President

Exhibit Description
Notice and Proxy for Extraordinary General Meeting

CERAGON NETWORKS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 25, 2004

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting” or the “meeting”), of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, March 25, 2004 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(A) To re-appoint each of Zohar Gilon and Shmuel Levy as external directors of the Company; and

(B) To approve the increase in the number of ordinary shares reserved for option grants under the Company’s 2003 Share Option Plan; and

(C) To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on February 17, 2004, are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

Whether or not you plan to attend the meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Extraordinary General Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register in respect of the shares. Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Extraordinary General Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	SHRAGA KATZ
Chairman of the Board of Directors	President and Chief Executive Officer

Date: February 17, 2004

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the "Ordinary Shares") of Ceragon Networks Ltd. ("Ceragon" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting" or the "meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Thursday, March 25, 2004 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Extraordinary General Meeting, Ordinary Resolutions be adopted as follows: (a) to re-appoint each of Zohar Gilon and Shmuel Levy as external directors of the Company; (b) to approve the increases in the number of Ordinary Shares reserved for option grants under the Company's 2003 Share Option Plan; and (c) to transact such other business as may properly come before the meeting or any adjournment thereof.

A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting. However, if a shareholder attends the Extraordinary General Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Extraordinary General Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Extraordinary General Meeting.

The Company currently is not aware of any other matters which will come before the Extraordinary General Meeting. If any other matters come before the Extraordinary General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about February 23, 2004 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on February 17, 2004 will be entitled to notice of and to vote at the Extraordinary General Meeting and any adjournments or postponements thereof. On February 17, 2004, the Company had 24,761,320 Ordinary Shares issued and outstanding. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2003 (unless otherwise noted below), all persons known to the Company to own beneficially more than 5% of the Company's Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company's records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within sixty (60) days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

Unless otherwise noted below, each shareholder's address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	3,205,220	13.0%
Yehuda Zisapel (2)	2,838,000	11.5%
Kern Capital Management, LLC(3)	2,549,600	10.3%
HarbourVest International Private Equity Partners III -
Direct Fund, L.P.(4)	1,409,175	5.7%

(1)	Based on 24,761,320 Ordinary Shares issued and outstanding as of February 17, 2004.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

(3)	These holdings are derived from the Form 13G for the period ending January 31, 2004 filed by this shareholder on February 10, 2004. Robert E. Kern Jr. and David G. Kern are principals and controlling members of Kern Capital Management, LLC, which has its address at 114 West 47th Street, Suite 1926, New York, New York 10036.

(4)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

ITEM A

APPOINTMENT OF EXTERNAL DIRECTORS

On December 24, 2003, the Board of Directors nominated Zohar Gilon and Shmuel Levy to each serve for a renewed term as an external director pursuant to Chapter I of Part 6, Article 5 of the Israel Companies Law, 5759-1999 (the “Companies Law”).

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by a controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his position or business might interfere with his ability to serve as a director.

The initial term of an external director is three years and may be extended for three additional years. Each committee of a company’s board of directors is required to include at least one external director.

The following information is supplied with respect to each external director nominee and is based on the records of the Company and information furnished to it by the nominees.

Name	Age	Position

Zohar Gilon	56	External Director Nominee
Shmuel Levy	49	External Director Nominee

        Zohar Gilon has served as a director of our company since June 1999. Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well for companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd., since September 1995, and Silicom Ltd. from 1995 until 2003. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

        Shmuel Levy has served as a director of our company since June 2000. From December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University.

The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

It is proposed that at the Extraordinary General Meeting the following resolution will be adopted:

“RESOLVED, that each of Zohar Gilon and Shmuel Levy is hereby appointed to serve for a renewed term as an external director of the Company in accordance with the Israeli Companies Law, for a period of three years.”

The Board of Directors recommends a vote FOR the approval of this proposed resolution.

ITEM B

APPROVAL OF INCREASE IN THE NUMBER OF ORDINARY SHARES RESERVED FOR
OPTION GRANTS UNDER THE COMPANY’S 2003 SHARE OPTION PLAN

On January 28, 2004, the Board of Directors increased the aggregate number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan by 774,188 Ordinary Shares.

The increase in the number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

It is proposed that at the Extraordinary General Meeting the following resolution will be adopted:

“RESOLVED, that the increase by the Board of Directors on January 28, 2004 of the aggregate number of Ordinary Shares reserved for option grants under the Company’s 2003 Share Option Plan by 774,188 Ordinary shares be and hereby are, approved.”

The Board of Directors recommends a vote FOR the approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be transacted at the meeting, other than as set forth in the Notice of Extraordinary General Meeting; but, if any other maters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

ZOHAR ZISAPEL	SHRAGA KATZ
Chairman of the Board of Directors	President and Chief Executive Officer

Dated: February 17, 2004

VOTE BY MAIL
CERAGON NETWORKS LTD	Mark, sign, and date your proxy card and return it in the
C/O PROXY SERVICES	postage-paid envelope we have provided or return it to Ceragon
P.O. BOX 9150	Networks Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.
FARMINGDALE, NY 11735

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	CRGON1	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CERAGON NETWORKS LTD.
Management Recommendations: Vote FOR all proposals.
Vote On Directors		For All	Withhold All	For all Except:	To withhold authority to vote, mark “For All Except” and while the nominee’s number on the line below.
1.	To re-appoint two (2) external directors under Israeli Law to serve on the Board of Directors of the Company 01) Zohar Gilon 02) Shmuel Levy	☐	☐	☐	______________________________________

Vote On Proposals					For	Against	Abstain
2.	To approve the increase in the number of ordinary shares reserved for option grants under the Company's 2003 Share Option Plan				☐	☐	☐

Note:	To transact such other business as may properly come before the meeting or any adjournment thereof.

————————————————		——			————————————	——
Signature (PLEASE SIGN WITHIN BOX)		Date			Signature (Joint Owners)	Date

CERAGON NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS MARCH 25, 2004

The shareholder(s) hereby appoints Zohar Zisapel and Shraga Katz, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Ceragon Networks Ltd., that the shareholder(s) is entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:00 a.m., on Thursday, March 25, 2004, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR PROPOSAL 2.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE